DEFSEC Technologies Inc. Announces Closing of CAD$6.8 Million Public Offering

Ottawa, Ontario, August 7, 2025 - DEFSEC Technologies Inc. (NASDAQ: DFSCW) (TSXV: DFSC.V) (TSXV: DFSC.WT.U) (FSE: 62U2) ("DEFSEC" or the "Company"), today announced the closing of its previously announced public offering of 759,879 common shares of the Company (or pre-funded warrants ("Pre-funded Warrants") in lieu thereof), together with common share purchase warrants ("Warrants") to purchase up to 759,879 common shares at a combined public offering price of CAD$8.955 per share (or Pre-funded Warrant in lieu thereof) and accompanying Warrant. The Warrants have an exercise price of CAD$10.52 per share, are exercisable upon issuance and will expire five years following the date of issuance.

H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

The gross proceeds to the Company from the offering were approximately CAD$6.8 million before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

In connection with the offering, DEFSEC paid a cash fee to the placement agent in an amount of CAD$510,354 and issued to the placement agent or its designees 56,991 placement agent's warrants entitling the holder to acquire one common share of DEFSEC for a period of five years from the commencement of sales of the offering at an exercise price of CAD$11.1938 per common share.

The securities described above were offered pursuant to a registration statement on Form F-1 (File No. 333-288827), which was declared effective by the Securities and Exchange Commission (the "SEC") on July 23, 2025. The offering was made only by means of a prospectus forming part of the effective registration statement relating to the offering. A final prospectus relating to the offering has been filed with the SEC. Electronic copies of the final prospectus may be obtained on the SEC's website at http://www.sec.gov/edgar and may also be obtained by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, New York 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

For further information, please contact:

Sean Homuth, President and Chief Executive Officer: homuth@defsectec.com

Jennifer Welsh, CFO & Chief Compliance Officer: welsh@defsectec.com

Jason Frame, Investor Relations: frame@defsectec.com +1 (587) 225-2599

About DEFSEC Technologies Inc.

DEFSEC develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary non-lethal product line branded PARA OPSTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://defsectec.com/

Forward-Looking Information and Statements

This press release includes certain statements that may be deemed "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "intends", "believes", "proposed", or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", or "will" be taken, occur or be achieved. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties and are not guarantees of future performance and actual results or developments may differ materially from those in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include: the intended use of proceeds from the offering, general economic and stock market conditions, loss of markets and other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The offering received the approval of the TSX Venture Exchange.